Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

SEC Mail Mail Processing Section
JUN 27 2008
Washington, DC
106

08003535

MACQUARIE

SUPPL

25 June 2008

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Group Limited <u>(File Number 082-35128)</u> documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

PROCESSED
JUL 0 3 2008
THOMSON REUTERS

MACQUARIE

Macquarie Group Limited

UBS Australian Financial Services Conference

"Turbulence – friend or foe?"

25 June 2008



Richard Sheppard –
Deputy Managing Director



Disclaimer

This material has been prepared for professional investors.

The firm preparing this report has not taken into account any customer's particular investment objectives, financial resources or other relevant circumstances and the opinions and recommendations herein are not intended to represent recommendations of particular investments to particular customers. All securities transactions involve risks, which include (among others) the risk of adverse or unanticipated market, financial or political developments and, in international transactions, currency risk. Due care and attention has been used in the preparation of forecast information. However, actual results may vary from forecasts and any variation may be materially positive or negative. Forecasts, by their very nature, are subject to uncertainty and contingencies many of which are outside the control of Macquarie Group Limited (Macquarie).

MACQUARIE

Agenda

- Key points
- Market conditions
- Risk management
- Diversification
- Financial strength
- Growth through the cycle
- Adaption to change
- Specialist funds
- Post balance date events

MACQUARIE

Key points

- Macquarie Group Limited is regulated by APRA as the holding company of an Australian bank. Licensed bank subsidiaries in Australia and the UK, and operations are subject to over 100 regulatory agencies around the world.
- Macquarie derives most of its operating income from provision of products and services to clients
- Diversified by business and geography. Infrastructure and specialist funds important businesses, but represent 20% of operating income
- Well funded and well capitalised
- Long term record of successful risk management. Macquarie has no problem trading exposures and no material problem credit exposures.
- Continual adaption to change and commitment to growth through the cycle. Market downturns have typically created opportunities.

MACQUARIE

Market conditions

- Continuing challenging markets for global financial institutions
- Recent downgrades for a number of investment banks with others on negative watch
- M&A activity down globally although strong outward investment from Asia and continued M&A activity in Australia and in resources globally
- May was an active month for global bond markets. Strong issuance by AA issuers, opportunities started to appear for A issuers
- Signs of investor activity to exploit market opportunities
- CDS spreads have widened from May levels
- Recent global equity market volumes generally lower
- Weakness in prices for listed infrastructure and property relative to unlisted and physical markets
- Volatility and strong volumes in commodity and other related markets

MACQUARIE

Risk management

- Long-standing, stable approach to risk over 30 years. This approach embedded in business unit management and business ownership of risk
- Seek a clear analysis of the risks before taking decisions, and apply a stress test approach in all risk types. Stress testing means examining the consequences of worst case outcomes and gaining confidence they could be tolerated
- Determine aggregate risk appetite by assessing risk relative to earnings more than by reference to capital
- Prudential management a specific responsibility of all businesses, with RMG providing additional oversight
- RMG specifically oversees credit risk, market risk, funding risk, operational risk, regulatory compliance, IT standards and reputation risk

MACQUARIE

Macquarie's control framework

- Recent events have tested controls in banking institutions
- Markets have been more volatile in recent past, but not beyond historic levels and not beyond levels we plan for
- Few of Macquarie's stress tests have been exceeded. However, we have revised our assessment of correlations between markets as it has become clear that previously unconnected markets may move more closely together
- Trading risk management in Macquarie starts with senior management capability in trading businesses which is a long-standing core business for the Group
- Risk culture in Macquarie remains strong. Controls are well designed, well respected and regularly audited
- As previously reported, Macquarie has no problem trading exposures and no material problem credit exposures

Diversification
Operating income



Dividends & distributions, 1.0%
Share of net profits of associates, 1.9%
Net interest income, 8.1%
Interest rate products, 1.2%
Foreign exchange products, 3.0%
Commodities products, 4.5%
Equity derivatives products, 13.4%
Other fee and commission income, 2.3%
Funds under administration, 1.7%
Banking, lending and securitisation 0.8%
Financial products and cross border leasing, 1.6%
Other, 2.6%
Brokerage and commissions – retail, 3.3%
Base funds management fees, specialist funds, 7.2%
Base funds management fees, other funds, 3.8%
Performance fees, 4.4%
Income from asset realisations, 11.2%
Mergers and acquisitions, advisory and underwriting, 16.8%
Brokerage and commissions – wholesale, 11.1%

Diversification
Operating income
15% increase on prior year to $A8.2b


$Ab
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Asset and equity investment realisations and other income
Interest income
Trading income
Fee and commission income
2004
2005
2006
2007
2008

Diversification

Fee revenue

31% increase on prior year to $A4.6b



$Am
Mar 2006
Mar 2007
Mar 2008
1600
1400
1200
1000
800
600
400
200
0
Base fees
Performance fees
M&A, Advisory and Underwriting
Brokerage and Commissions
Wrap and Other Administration Fee Income
Financial Products
Banking, Lending & Securitisation
Other fee and commission income

- Approximately 20% of total Group operating income from specialist funds or managed asset agreements
  - Approx 10.8% of operating income derived from base and performance fees from Macquarie Capital Funds, Real Estate funds and managed asset agreements
  - Approx 5.3% of operating income derived from advisory and underwriting fees paid by Macquarie Capital Funds and Real Estate funds
  - Approx 4.2% of operating income derived from sale of assets from MQG to Macquarie Capital Funds and Real Estate funds

Diversification

More than 13,000 staff in 25 countries

40 percent outside Australia

Europe and Middle East
1,316 staff

Asia
2,016 staff

North America
1,755 staff



Dublin
London
Paris
Zurich
Geneva
Manchester
Amsterdam
Frankfurt
Munich
Vienna
Milan
Rome
Moscow *
Abu Dhabi
Johannesburg *
Cape Town
Beijing
Tianjin
Shanghai
Seoul
Tokyo
Taipei
Hsinchu
Hong Kong
New Delhi
Manila
Bangkok
Mumbai
Labuan
Kuala Lumpur
Singapore
Jakarta
Perth
Broadbeach
Sunshine Coast
Brisbane
Adelaide
Melbourne
Newcastle
Sydney
Canberra
Auckland
Wellington
Christchurch
Calgary
Vancouver
Winnipeg
Seattle
San Francisco
San Jose
Irvine
Los Angeles
Carlsbad
San Diego
Bloomfield Hills
Chicago
Denver
Toronto
Montreal
Boston
Troy
New York
Atlanta
Savannah *
Houston
Jacksonville
Miami
Sao Paulo

Africa
33 staff

Australia
7,822 staff

New Zealand
142 staff

South America
23 staff

As at 31 March 2008

* Staff seconded to joint venturer not included in official headcount
(Moscow: Macquarie Renaissance, Johannesburg: Macquarie First South, Savannah: Medallist)

Diversification

Income by region
57 per cent outside Australia

Note. Income in each region excludes earnings on capital and other corporate items

Australia

- **5 year CAGR to 31 Mar 08: 20%**



$Am
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2004
2005
2006
2007
2008

Australia: 2007 included significant income from a number of asset realisations, including Goodman Group.

Asia-Pacific

- **5 year CAGR to 31 Mar 08: 70%**



$Am
2500
2000
1500
1000
500
0
2004
2005
2006
2007
2008

Asia-Pacific: market conditions held up well in 2008, and the region also benefited from the realisation of the investment in Macquarie-IMM.

Europe, Africa, Middle East

- **5 year CAGR to 31 Mar 08: 50%**



$Am
2500
2000
1500
1000
500
0
2004
2005
2006
2007
2008

Americas

- **5 year CAGR to 31 Mar 08: 53%**



$Am
2500
2000
1500
1000
500
0
2004
2005
2006
2007
2008

Diversification
Broad range of assets under management


Retail Real Estate
5%
Commercial Real Estate
6%
Industrial Real Estate
1%
Communications Infrastructure
12%
Energy & Utilities
20%
Airports
12%
Roads
21%
Tourism/Leisure & Residential Real Estate
2%
Investment Funds
5%
Other
16%

Comprises listed and unlisted Infrastructure, Real Estate and Other specialist assets under management at 31 March 2008

Financial Strength
Macquarie is well funded

	Mar 08 $Ab
Total assets per Statutory Balance Sheet	**167.2**
Less accounting gross-ups and non-recourse funded assets:	
Self funded trading assets	(28.9)
Securitised assets and non-recourse warehouses	(25.2)
Derivative revaluation gross-ups	(18.6)
Life investment contracts and other segregated assets	(8.3)
Broker settlement balances	(5.8)
Other	(7.6)
Total funding requirement	**72.8**
Banking Group	53.9
Non Banking Group	18.9
Total funding requirement	**72.8**

Financial Strength
Macquarie is well funded

Balance sheet composition	$Ab
Funding sources	
Issued paper (NCDs, commercial paper and other issued paper)	25.8
Secured funding	8.2
Other bank loans	0.3
Bonds	8.1
Senior credit facility	9.0
Deposits	13.2
Subordinated debt	2.3
Hybrid	0.8
Equity	9.2
Undrawn Senior credit facility	(4.1)
Total funding sources	**72.8**
Assets	
Cash and liquid assets	20.8
Net trading assets	11.3
Loan assets – less than one year	13.4
Assets held for sale	0.8
Other investment securities	2.6
Loan assets – greater than one year	17.6
Investment in Macquarie managed funds and equity investments	6.3
Total funded assets	**72.8**

A$27.3b (Other investment securities; Loan assets – greater than one year; Investment in Macquarie managed funds and equity investments)

Diversity of funding sources ($Ab)



Secured funding, $A8.2
Bonds, $A8.1
Equity, $A9.2
Hybrid, $A0.8
Deposits, $A13.2
Total (including undrawn) = $A76.9b1
Negotiable certificates of deposit, $A12.2
Commercial paper, $A7.6
Other issued paper, $A6.0
Other bank loans, $A0.3
Subordinated debt, $A2.3
Drawn Senior credit facility, $A4.9
Undrawn Senior credit facility, $A4.1

Term funding (drawn and undrawn) maturing beyond 1 year[1] (including equity)



$Ab
14
12
10
8
6
4
2
0
Equity
Hybrid
Subordinated debt
Debt
Total = $A30.9b
1-2 yrs
2-3 yrs
3-4 yrs
4-5 yrs
>5 yrs

As at 31 March 2008

1. Includes undrawn component of the Senior credit facility of A$4.1 billion.

Substantial capital growth
Return on equity: 23.7%

- Consistently grown capital ahead of business requirements to allow for future growth


$Ab
$12
$10
$8
$6
$4
$2
$0
New Capital*
Macquarie Income Preferred Securities
Macquarie Income Securities
Ordinary shareholders equity
$A2.8b
$A4.4b
$A5.3b
$A7.5b
$A10.0b
2004
2005
2006
2007
2008

Regulatory capital position

Macquarie Group Limited – Regulatory Capital Position (31 March 2008)



Banking Group
Non Banking Group
Buffer for volatility, growth and strategic flexibility
CPS
Minimum Capital Requirement
Buffer for Volatility
Growth and Strategic Flexibility
Regulatory Capital Position
$0
$1
$2
$3
$4
$5
$6
$7
$8
$9
$10
$Ab

- MBL accredited by APRA for advanced approaches under Basel II for credit risk (Foundation Internal Ratings Based) and operational risk (Advanced Measurement Approach)
- At 31 March 2008, buffer of approximately $A3b of capital in excess of Group's minimum capital requirements
- Tier 1 capital for Macquarie Bank Limited is 12.4%
- CPS are being issued as part of Macquarie Group's ongoing capital management and funding strategy, maintaining sufficient capital for growth over the medium term and providing the ability to take advantage of opportunities as they arise

MACQUARIE

Growth through the cycle



Profit ($Am)
60
50
40
30
20
10
0
1977
1978
1979
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
$A floated
MBL established
First listed property trust
Enter stockbroking
Stock market crash
London office opens
Global real estate crash

Growth through the cycle



Profit ($Am)
2000
1800
1600
1400
1200
1000
800
600
400
200
0
Hills Motorway
Mortgage securitisation
MBL listed
Asian financial crisis
Russian debt crisis
BT Australia acquired
Dot com crash
9/11 US recession
Sydney Airport
SARS
ING acquired
Thames Water
Giuliani Capital
Orion Securities
CIT Systems Leasing
Group restructure
Credit disruption
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

Adaption to change
Group structure


2007
2008
Macquarie Capital
Equity Markets
Funds Management
Treasury & Commodities
Financial Services
Banking & Securitisation
Real Estate
Macquarie Capital
Macquarie Securities
Macquarie Funds
Treasury & Commodities
Banking & Financial Services
Real Estate

Strong growth in assets under management

18% increase on prior year to $A232b


$Ab
250
200
150
100
50
0
FSG/FMG Wholesale
FSG/FMG Retail
Other Specialist
Real estate
Infrastructure
$A63b
$A97b
$A140b
$A197b
$A232b
2004
2005
2006
2007
2008

Note: Sale of Macquarie-IMM Investment Management and Macquarie ProLogis Management during year to 31 March 2008 reduced AUM by over $A6b

Specialist funds

- $A22.4b raised over the 12 months to 31 March 2008



$Ab
25
20
15
10
5
0
2005
2006
2007
2008

	Fund	Raising ($Ab)
■	Unlisted infrastructure	7.74
	Listed Infrastructure	2.95
■	Unlisted Real Estate	5.39
■	Listed Real Estate	0.34
□	EMG Funds	2.50
■	Other	3.46
	FY08 TOTAL	**$A22.4b**

- 75% from international investors
- 85% into unlisted funds or syndicates
- Continuing strong investor demand for infrastructure assets
- No clear evidence where property prices have settled
- Alignment of interests with investors

Specialist funds – key facts

- **Gearing**
  - Macquarie Capital Funds:
    - Predominantly essential or privileged assets
    - Appropriately geared: 56%[1] average gearing across assets managed by funds
  - Real Estate Funds:
    - Assets have quality underlying fundamentals
    - Approximately 50%[2] average gearing

- **Debt maturity profile**
  - Asset and fund debt is non-recourse to Macquarie
  - Debt in the funds has long-term maturity profiles

1. Macquarie Capital Funds average gearing = Proportionate Debt / (Proportionate Debt + Proportionate Equity), where: Proportionate Debt (or Equity) is the proportion of net debt (or equity) in the assets based on the percentage ownership of the Funds' managed investment in that asset; Proportionate Equity is based on the valuation as at 31 December 2007, or cost if acquired subsequently.

Specialist funds – funding of distributions

- **Distributions are funded by cash from businesses, not revaluations or accounting profits**

  — Across all Macquarie Capital managed funds, distributions are funded by:
    — Cash flows from business operating performance
    — Cash flows from business capital management as a result of improved operating performance

  — Accounting revaluations have no impact on fund distributions
    — Revaluations do not generate cash, and cash is required to pay distributions

  — The Macquarie Capital managed funds are generally established to enable distribution of all free cashflow (e.g. flow-through trusts and offshore companies)
    — Accounting results do not typically impact the ability to pay distributions

Specialist funds – distribution coverage

- **A majority of fund distributions are fully covered by operating cash flows**

Fund[1]	Stock Exchange	Market Capitalisation ($b)[4]	Distribution Coverage Commentary
MIG	ASX	5.7	55%[2] – portfolio is weighted to development and ramp-up
MAp	ASX	3.9	75%[3] – intention to broadly align with operating cash by FY2010
MCG	ASX	1.7	full operating cash coverage
DUET	ASX	1.8	full operating cash coverage
MIC	NYSE	1.3	full operating cash coverage[3]
MMG	ASX	0.7	full operating cash coverage
MPT	TSX	0.4	full operating cash coverage[3]

1. Excludes Macquarie International Infrastructure Fund (MIIF) and Macquarie Korean Infrastructure Fund (MKIF), which did not publicly release operating cash flow coverage data for the period ending 31 December 2007, and Macquarie Capital Alliance Group (MCAG), which s a private equity fund that does not pay regular distributions.
2. 50-60% expected distribution coverage by proportionate earnings for 12 months to 30 June 2008
3. Coverage calculated with respect to distributions for the year ending 31 Dec 2007, other funds calculated with respect to distributions for the 6 months ending 31 December 2007.
4. As at 23 June 2008 in local currency

MACQUARIE

Post 31 March 2008 balance date events

- Russian infrastructure fund established (JV with Renaissance Capital)
- Indian infrastructure fund (MOU with State Bank of India)
- Establishment of Macquarie Special Situations Fund
- BrisConnections consortium awarded 45 year concession to construct, operate, maintain and finance Brisbane Airport Link tollroad
- Macquarie Private Capital Group privatisation completed
- $A600m CPS issue announced as part of MGL funding strategy
- MCAG acquisition proposal by Macquarie Advanced Investment Group

MACQUARIE

Macquarie Group Limited

UBS Australian Financial Services Conference

"Turbulence – friend or foe?"

25 June 2008



Richard Sheppard –
Deputy Managing Director

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	5,500 @ $28.74
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	45,628 Shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5,500 on 24/06/2008

+ See chapter 19 for defined terms.

Item	Description	Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	275,053,342	Fully Paid Ordinary Shares

Item	Description	Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38, 813,670	Options over Ordinary Shares at various exercise prices
		1,558,388	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,558,388 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 24 June 2008
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	45,628
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	3,334 @ $24.98 33,502 @ $28.74 1,060 @ $32.26 6,332 @ $32.75 1,000 @ $33.11 400 @ $39.64
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	45,628 Shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	45,628 on 23/06/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	275,047,842	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38, 819,170	Options over Ordinary Shares at various exercise prices
		1,558,388	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,558,388 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 23 June 2008
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

Document furnished to United States Securities and Exchange Commission by Macquarie Group Limited

File Number: 082-35128

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	21,304
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	20,804 @ $28.74 500 @ $32.75
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	21,304 Shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21,304 on 20/06/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	275,002,214	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38, 887,111	Options over Ordinary Shares at various exercise prices
		1,558,388	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,558,388 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 20 June 2008
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

MACQUARIE

Proxy Form 2008 AGM

Macquarie Group Limited ABN 94 122 169 279

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 554 096
(outside Australia) 61 3 9415 4137
Facsimile 61 3 9473 2118
www.computershare.com
All Proxies Facsimile to 61 3 9473 2118

Appointment of Proxy

I/We being a member/s of Macquarie Group Limited (the "Company") and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐ If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered shareholder) you are appointing as your proxy.

Or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Macquarie Group Limited to be held in the Palladium at Crown, Level 1, Crown Towers, 8 Whiteman Street (Queensbridge Street end of the Crown complex), Southbank, Victoria on Wednesday, 23 July 2008 at 10.30 am and at any adjournment of that meeting.

The Chairman of the Meeting intends to vote undirected proxies in favour of Items 2 to 7

IMPORTANT: FOR ITEMS 6 AND 7 BELOW

☞ ☐ If the Chairman of the Meeting is to be your proxy and you have not directed your proxy how to vote on Items 6 or 7 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of that item and that votes cast by him, other than as proxyholder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote on Items 6 or 7, the Chairman of the Meeting will not cast your votes on that item and your votes will not be counted in computing the required majority for the poll to be called on that item.

Voting directions to your proxy - please mark ☒ to indicate your directions

	For	Against	Abstain*
2. To adopt the Remuneration Report of Macquarie for the year ended 31 March 2008	☐	☐	☐
3. Re-election of Dr HM Nugent as a Voting Director	☐	☐	☐
4. Election of Dr JR Niland as a Voting Director	☐	☐	☐
5. Election of Mr PM Kirby as a Voting Director	☐	☐	☐
6. Approval of Executive Voting Director's Participation in the Employee Share Option Plan	☐	☐	☐
7. Approval of the issue of Macquarie Convertible Preference Securities	☐	☐	☐

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a second proxy

I/We wish to appoint a second proxy

☐ Mark with an 'X' if you wish to appoint a second proxy. **AND** ☐ % **OR** ☐ State the percentage of your voting rights or the number of shares for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Shareholder 1	Shareholder 2	Shareholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____________ **Contact Daytime Telephone** ____________ **Date** / /

MQG 6PR 021900_V10

How to complete this Proxy Form

1 Your Address

This is your address as it appears on the Company's share register. If this information is incorrect, please mark the box and make the correction on the form. Shareholders sponsored by a broker (in which case your reference number overleaf will commence with an 'X') should advise their broker of any changes. **Please note, you cannot change ownership of your shares using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box on the left. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a shareholder of the Company. Do not write the name of the Company or the registered shareholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as they choose. If you mark more than one box on an item, your vote on that item will be invalid unless the marks are a number or percentage of shares. If you attempt to vote in excess of your shareholding on the share register, whether by one proxy or two, your vote will be invalid. If the Chairman of the meeting is your proxy and you do not direct your proxy how to vote on Items 6 or 7, you must mark the box next to the heading "IMPORTANT: FOR ITEMS 6 AND 7 BELOW" or the Chairman of the Meeting will not be able to vote your proxy on that item. **The Chairman of the Meeting intends to vote undirected proxies in favour of Items 2 to 7.**

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) Indicate that you wish to appoint a second proxy by marking the box.

(b) On each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form (together being no more than 100% of your total shareholding). If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) Return both forms together.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the shareholders should sign.
Power of Attorney:	to sign under a power of attorney, you must lodge (or have previously lodged) this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the power of attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate shareholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of certificate may be obtained from the Company's share registry.

Lodgement of a Proxy

This Proxy Form (and any power of attorney under which it is signed) must be received at an address given below by no later than 10.30 am (Melbourne time) on Monday, 21 July 2008. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

IN PERSON	Share Registry - Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW 2000 Australia
BY MAIL	Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia
BY FAX	Share Registry - 61 3 9473 2118

or at the Registered Office at Level 7, No. 1 Martin Place, Sydney NSW 2000 Australia

Proxies can also be lodged online via the following webpage: www.computershare.com/au/proxy/MQG. To use this online facility you will need your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) and postcode, as shown on this Proxy Form. You will be taken to have signed your proxy if you lodge it in accordance with the instructions on the website. A proxy cannot be appointed electronically if they are appointed under a power of attorney or similar authority.

Notice of Annual General Meeting

MACQUARIE GROUP LIMITED
ACN 122 169 279

MACQUARIE

10.30 AM, 23 JULY 2008
PALLADIUM AT CROWN
LEVEL 1, CROWN TOWERS
8 WHITEMAN ST, SOUTHBANK
MELBOURNE, VICTORIA

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

13 June 2008

MACQUARIE

Dear Shareholder

Please find enclosed notice of the 2008 Annual General Meeting of Macquarie Group Limited ("Macquarie") which will be held in the Palladium at Crown, Level 1, Crown Towers, 8 Whiteman Street (Queensbridge Street end of the Crown complex), Southbank, Victoria on Wednesday, 23 July 2008. The meeting is scheduled to commence at 10.30 am and will also be webcast live on Macquarie's website at www.macquarie.com.au.

The Managing Director and I will comment briefly on Macquarie's performance during the year to 31 March 2008 at the meeting and you are also referred to the comments in Macquarie's 2008 Shareholder Review and 2008 Annual Report, available on Macquarie's website, for further information.

The meeting will cover the ordinary business transacted annually, together with the following special business:

- the issue of options to an Executive Voting Director; and
- the issue of Macquarie Convertible Preference Securities.

If you are unable to attend the meeting, please appoint a proxy to attend and vote on your behalf, either online using the share registry's website: www.computershare.com/au/proxy/MQG or using the enclosed proxy form.

Shareholders are invited to join the Board for light refreshments at the conclusion of the meeting.

If you plan to attend the meeting, please bring the enclosed proxy form to facilitate your registration which will commence at 9:30 am. I look forward to seeing you then.

Yours faithfully

David S Clarke
Chairman

NOTICE OF MEETING

Notice is hereby given that the 2008 Annual General Meeting of Macquarie Group Limited (ACN 122 169 279) ("Macquarie"), will be held in the Palladium at Crown, Level 1, Crown Towers, 8 Whiteman Street (Queensbridge Street end of the Crown complex), Southbank, Victoria on Wednesday, 23 July 2008, at 10.30 am. Registration will open at 9.30 am.

Ordinary Business

1. Financial Statements

To consider and receive the Financial Report, the Directors' Report and the Auditor's Report of Macquarie for the year ended 31 March 2008.

2. Remuneration Report

To consider and, if thought fit, to pass the following as an ordinary resolution:

To adopt the Remuneration Report of Macquarie for the year ended 31 March 2008.

3. Re-election of Dr HM Nugent as a Voting Director

To consider and, if thought fit, to pass the following as an ordinary resolution:

That Dr HM Nugent be re-elected as a Voting Director of Macquarie.

4. Election of Dr JR Niland as a Voting Director

To consider and, if thought fit, to pass the following as an ordinary resolution:

That Dr JR Niland be elected as a Voting Director of Macquarie effective on the conclusion of this meeting.

5. Election of Mr PM Kirby as a Voting Director

To consider and, if thought fit, to pass the following as an ordinary resolution:

That Mr PM Kirby be elected as a Voting Director of Macquarie effective on the conclusion of this meeting.

Special Business

6. Approval of Executive Voting Director's Participation in the Employee Share Option Plan

To consider and, if thought fit, to pass the following as an ordinary resolution:

That the following be approved:

a) *participation in the Macquarie Group Employee Share Option Plan ("Plan") as to a maximum of 243,900 options, by Mr NW Moore, Managing Director or, if Mr Moore so elects, a Controlled Company (as defined in the rules of the Plan) of his; and*

b) *acquisition accordingly by Mr NW Moore or his Controlled Company of options up to the stated maximum and, in consequence of exercise of those options, of ordinary shares of Macquarie,*

all in accordance with the terms of the Plan and on the basis described in the Explanatory Notes on Items of Business accompanying the Notice of Meeting convening this meeting.

Voting Exclusion Statement

Macquarie will disregard any votes cast on Item 6 by any Voting Director and any associate of a Voting Director. However, Macquarie need not disregard a vote if:

a) it is cast by a Voting Director or any associate of a Voting Director as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

b) it is cast by a Voting Director who is chairing the meeting, as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Australian Securities Exchange Limited ("ASX") has granted a waiver allowing Macquarie to limit the application of ASX Listing Rule 14.11 to trustees of trusts in relation to which a Voting Director benefits, or is capable of benefiting (other than a trustee of a trust in which the majority of beneficiaries or potential beneficiaries are family members of the relevant Voting Director), such that:

a) a trustee of a unit trust in which a relevant Voting Director holds less than 20 per cent of the trust units; or

b) a trustee of a fixed trust (other than a unit trust) in which a relevant Voting Director has a beneficial interest in less than 20 per cent of the trust assets,

is not excluded from voting on Item 6.

7. Approval of the issue of Macquarie Convertible Preference Securities

To consider and, if thought fit, pass the following as an ordinary resolution:

That the issue of up to 6,000,000 Macquarie Convertible Preference Securities by Macquarie Capital Loans Management Limited (ABN 18 077 595 012) ("Issuer") as the responsible entity of the Macquarie CPS Trust, on the terms and conditions as summarised in the Explanatory Statement to the Notice of Meeting convening this meeting and set out in the product disclosure statement issued by the Issuer and dated 28 May 2008, is approved for all ASX Listing Rule purposes.

Voting Exclusion Statement

Macquarie will disregard any votes cast on Item 7 by any person who may participate or has participated in the issue of Convertible Preference Securities ("CPS") and any associate of a person who may participate or has participated in the issue of CPS. However, Macquarie need not disregard a vote if:

a) it is cast by a person or any associate of a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

b) it is cast by a person who is chairing the meeting, as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

ASX has granted a waiver allowing Macquarie to limit the application of ASX Listing Rule 14.11 to trustees of trusts in relation to which a person who may participate or has participated in the issue of CPS benefits, or is capable of benefiting (other than a trustee of a trust in which the majority of beneficiaries or potential beneficiaries are family members of the relevant person who may participate or has participated in the issue of CPS), such that:

a) a trustee of a unit trust in which a relevant person who may participate or has participated in the issue of CPS holds less than 20 per cent of the trust units; or

b) a trustee of a fixed trust (other than a unit trust) in which a relevant person who may participate or has participated in the issue of CPS has a beneficial interest in less than 20 per cent of the trust assets,

is not excluded from voting on Item 7.

ASX has also granted a waiver allowing Macquarie to limit the application of Listing Rule 14.11 such that unrelated nominees ("Nominees") who may hold securities for underlying beneficial holders ("Beneficiaries") may vote on Item 7, subject to the following conditions:

a) the Beneficiaries provide written confirmation to the Nominees that they will neither participate in the issue of CPS nor are they a person who might obtain a benefit, except a benefit solely in the capacity as a holder of ordinary securities if the resolution is passed, nor any associate of those persons;

b) the Beneficiaries direct the Nominees to vote for or against the resolution; and

c) the Nominees cannot exercise discretion in casting a vote on behalf of the Beneficiaries.

By order of the Board

Dennis Leong
Company Secretary
Sydney, 13 June 2008

Notes

1. Proxies

If you cannot attend, you may appoint a proxy to attend and vote for you. If you are entitled to cast two or more votes, you may nominate two persons to vote on your behalf at the meeting. If two proxies are appointed, each proxy may be appointed to represent a specified number or proportion of your votes. Fractions of votes will be disregarded. If no such number or proportion is specified, each proxy may exercise half your votes. A proxy form and a reply paid envelope have been included for shareholders with this Notice of Meeting. Proxy voting instructions are provided on the back of the proxy form.

A proxy need not be a shareholder. Votes may be cast "For", "Against" or you may "Abstain" from voting on a resolution. If you wish to direct a proxy how to vote on any resolution, place a mark (e.g. a cross) in the appropriate box on the proxy form and your votes may only be exercised in that manner. You may split your voting direction by inserting the number of shares or percentage of shares that you wish to vote in the appropriate box. If you place a mark in the "Abstain" box, your votes will not be counted in computing the required majority on a poll.

2. Online Proxy Facility

You may also submit your proxy appointment online by visiting the webpage: www.computershare.com/au/proxy/MQG. To use this online proxy facility, you will need your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) and postcode, as shown on your proxy form. You will be taken to have signed the proxy form if you lodge it in accordance with the instructions on the website. If you wish to use this facility, you must lodge your proxy form through the facility by no later than **10.30 am (Melbourne time) on Monday, 21 July 2008.** A proxy cannot be appointed electronically if they are appointed under a power of attorney or similar authority. The online proxy facility may not be suitable for some shareholders who wish to split their votes on an item of business or appoint two proxies with different voting directions. Please read the instructions for the online proxy facility carefully before you lodge your proxy using this facility.

3. Proxy Delivery

Proxies given by post, fax or delivery must be received by Macquarie's share registry, Computershare Investor Services Pty Limited, at GPO Box 242, Melbourne, Victoria, 3001 (facsimile number (03) 9473 2118) or at Level 2, 60 Carrington Street, Sydney, NSW, 2000 or at Macquarie's registered office in Sydney, by no later than **10.30 am (Melbourne time) on Monday, 21 July 2008.** Any revocations of proxies (including online proxies) must be received at one of these places before the commencement of the meeting, or at the registration desk at Palladium at Crown for the 2008 Annual General Meeting from 9.30 am on the day of the meeting until the commencement of the meeting.

4. Power of Attorney

If a shareholder has appointed an attorney to attend and vote at the meeting, or if the proxy is signed by an attorney, the power of attorney (or a certified copy of the power of attorney) must be received by Macquarie's share registry, Computershare Investor Services Pty Limited, at the addresses or facsimile number in 3 above, or at Macquarie's registered office in Sydney, by no later than **10.30 am (Melbourne time) on Monday, 21 July 2008,** unless the power of attorney has been previously lodged with Macquarie's share registry for notation.

5. Corporate Representatives

If a corporate shareholder wishes to appoint a person to act as its representative at the meeting, that person should be provided with a letter or certificate authorising him or her as the company's representative (executed in accordance with the company's constitution) or with a copy of the resolution appointing the representative, certified by a secretary or director of the company. A form of appointment of corporate representative may be obtained from Macquarie's share registry.

6. Shareholders Eligible to Vote

Pursuant to Regulation 7.11.37 of the *Corporations Regulations 2001 (Cth)*, the holders of Macquarie's ordinary shares for the purposes of the meeting, will be those registered holders of Macquarie's ordinary shares at 7.00 pm (Melbourne time) on Monday, 21 July 2008.

7. Voting at the Meeting

In light of the large number of proxy votes which have been received from shareholders at Macquarie Bank Limited ("Bank") shareholder meetings prior to the restructure of the Macquarie Group, it is intended that voting on each of the proposed resolutions at this meeting of Macquarie Group Limited, the new parent of the Macquarie Group, will be conducted by poll, rather than on a show of hands.

8. Definitions

The terms "Voting Director" and "Executive Voting Director" are defined in the Explanatory Notes on Items of Business accompanying this Notice of Meeting.

EXPLANATORY NOTES ON ITEMS OF BUSINESS

Item 1: Financial Statements

As required by section 317 of the *Corporations Act 2001 (Cth)* (the "Act"), the Financial Report, Directors' Report and Auditor's Report of Macquarie Group Limited ("Macquarie") for the most recent financial year will be laid before the meeting.

Shareholders will be provided with the opportunity to ask questions about the reports or about Macquarie generally but there will be no formal resolution put to the meeting.

The reports are available on Macquarie's website, www.macquarie.com.au

Item 2: Remuneration Report

As required by section 250R(2) of the Act, a resolution that Macquarie's Remuneration Report be adopted must be put to the vote. Section 250R(3) of the Act provides that the vote on the resolution is advisory only and does not bind the Voting Directors or Macquarie.

The Remuneration Report is contained within the Directors' Report in Macquarie's 2008 Annual Report on pages 56 to 110. This year, an Executive Summary of the Report has been included on pages 57 to 58 to further assist shareholders in understanding Macquarie's remuneration policy and arrangements. This summary is reproduced below.

The cornerstone of the Macquarie Group's success is a remuneration approach that encourages staff to deliver superior returns for shareholders over time by aligning the short and long-term interests of staff and shareholders; and by attracting and retaining high quality people. These are pre-requisites to the establishment of a truly performance-based, growth-oriented culture.

Alignment between the interests of staff and shareholders is established by understanding the business drivers of superior shareholder performance over time - while recognising that historically, and often for short periods of time, markets may diverge from a company's underlying value. Independent research demonstrates that the critical business drivers of superior shareholder returns are growth in net profit after tax and return on equity. Macquarie's remuneration approach is, therefore, designed to provide staff with the incentive to strive for sustainable earnings growth, while encouraging the efficient use of available capital to maintain a high return on ordinary capital.

Staff attraction and retention is also encouraged by providing remuneration outcomes that are globally competitive. With over 5,200 staff based outside Australia and 57 per cent of revenue generated offshore, offering globally competitive remuneration is a necessity if the Group is to sustain the shareholder returns that have been achieved historically. Staff mobility between countries also makes this essential for staff based in Australia.

The structure of the key elements of the remuneration package provides an appropriate balance between short and longer term incentives.

More specifically:

Fixed remuneration, in the form of a base salary, is low relative to senior roles in other Australian corporations, encouraging executives to take a more performance-oriented approach. In 2008, fixed remuneration for Macquarie's nine Executive Committee members comprised, on average, approximately three per cent of their total remuneration. The remaining 97 per cent of their 2008 remuneration, a direct result of Macquarie's continued strong financial performance, was entirely at risk.

Profit share is truly variable. It is allocated to businesses and, in turn, to individuals based on performance, primarily reflecting relative contributions to profits while taking into account capital usage. This results in businesses and individuals being motivated to increase earnings and use shareholder funds efficiently. In addition, in assessing the performance of individuals, other factors, such as how business is done, long-term sustainability, people leadership and adherence to Macquarie's Goals and Values are taken into account. The performance of staff whose role is not linked to profit contribution is measured according to criteria appropriate to their position. Staff working in support areas may, for example, be rewarded on the basis of their contribution to the Group's financial reporting, risk management processes or information systems. For executives with specific fund responsibilities, the performance of the relevant funds and the underlying assets is critical in determining that individual's profit share allocation. In general, staff are motivated to work co-operatively given that their profit share allocation will reflect the Group's overall performance, the relative performance of their business, as well as their individual contribution.

The outcome of using growth in net profit after tax and return on equity as drivers of performance is that:

- for a given level of net profit after tax, other things being equal, the total profit share will be less if more capital is used to generate it.
- for a given level of capital employed, the total profit share will rise or fall with the level of net profit after tax. In other words, the Group's total profit share pool increases with performance and no maximum ceiling is imposed. This is consistent with the alignment of staff and shareholders' interests and provides the strongest incentive to staff to continuously strive to maximise long-term profitability.

Profit share is deployed in ways that encourage a longer term perspective and alignment with shareholders' longer term interests, which, in turn, encourages the maximisation of profit, while not exposing the Group to risk or behaviours that would jeopardise long-term profitability or reputation. Further, it promotes staff retention. More specifically, for the Chief Executive Officer and other Executive Committee Members:

- 20 per cent of each annual profit share allocation is retained for ten years and is subject to vesting and forfeiture conditions. It is notionally invested in an investment portfolio of Macquarie-managed funds.
- in response to investor feedback, in 2008, an additional 10 per cent of profit share will be invested in Macquarie Group shares and retained for three years, except in the case of Mr Moss who retired in May 2008. In 2009, this amount will rise to 35 per cent for the new Chief Executive Officer and Managing Director, Mr Moore, and 20 per cent for other Executive Committee members.
- all Executive Directors are required to hold the deemed after tax equivalent of 10 per cent of their profit share over the last five years, or ten years in the case of Executive Committee members, in Macquarie Group shares.

Options over Macquarie shares are issued to approximately the most senior 20 per cent of staff based on performance and promotion. Options vest in three tranches after two, three and four years, giving an average vesting period of three years. In addition, options granted to Executive Directors may only be exercised if a challenging performance hurdle is met. The performance hurdle for members of the Executive Committee is for Macquarie's three-year average return on ordinary equity to be above the 65th percentile of that measure for those companies in the S&P/ASX 100 Index.

Hedging is forbidden in relation to unvested options, shares held to meet the minimum shareholding requirement, and shares held by Executive Committee members pursuant to the new requirement to allocate an additional profit share component into Macquarie shares. Executives are required to conduct trading in Macquarie shares only during designated trading windows.

Executive Directors who leave Macquarie may receive payments in respect of their vested retained profit share (subject to there being no disqualifying event) and, subject to regional variations, may be entitled to other contractual or statutory payments including notice, accrued service related benefits, and/or pension or superannuation benefits. They may also exercise vested options for a period of up to six months after termination. However, no other contractual termination entitlements exist.

This remuneration approach is managed through strong governance structures and processes. Conflicts of interest are managed proactively and assiduously, with the Board Remuneration Committee making recommendations to the Non-Executive Directors of the Board on key decisions that have not been delegated to the Remuneration Committee.

Non-Executive Director fees are set in line with market rates for relevant Australian financial organisations and to reflect the time commitment and responsibilities involved, within the shareholder approved aggregate limit.

In these ways, superior returns over time have been generated for shareholders.

Noting that each Voting Director has a personal interest in their own remuneration from Macquarie, as described in the Remuneration Report, the Board unanimously recommends that shareholders vote in favour of adopting the Remuneration Report.

Item 3: Re-election of Dr HM Nugent as a Voting Director Retiring by Rotation

Voting Director Dr Helen M Nugent, retires by rotation and offers herself for re-election.

Dr Helen M Nugent, AO, BA (Hons) PhD (Qld) MBA (Harv)

Independent Voting Director since August 2007
Voting Director of Macquarie Bank since June 1999
Chairman of the Board Remuneration Committee
Member of the Board Nominating Committee
Member of the Board Risk Committee
She is 59 years of age

Dr Nugent brings significant financial sector experience, both past and present, to the Board.

Currently, she is Chairman of Funds SA, a $14 billion investment fund of the South Australian Government and Chairman of Swiss Re Life & Health Australia Limited. Swiss Re is one of the world's largest reinsurers.

Previously, she was a Non-Executive Director of the State Bank of NSW, and of Mercantile Mutual, now ING. From 1994 to 1999, she was Director of Strategy at Westpac Banking Corporation, reporting to the CEO and part of the executive team that was responsible for a significant turnaround in that bank's performance. Prior to joining Westpac, as a partner of McKinsey and Company, Dr Nugent worked extensively in the financial services sector, among other industries.

Currently, Dr Nugent is a full-time company director. In the non-financial services sector, she is a Non-Executive Director of Origin Energy and the Australian Davos Connection, as well as being a member of the board of Freehills. She also is a former part-time Executive Chairman of Hudson (Australia and New Zealand).

Dr Nugent has been actively involved in the community, particularly in the arts and education. In the arts, she was previously Chairman of the Major Performing Arts Board of the Australia Council, Deputy Chairman of the Australia Council, Deputy Chairman of Opera Australia and a Director of the Playbox Theatre. She was also Chairman of the Ministerial Inquiry into the Major Performing Arts, often referred to as the Nugent Inquiry. In education, she has been Professor in Management and Director of the MBA Program at the Australian Graduate School of Management and a member of the Council of Monash University. She is currently on the Council of Cranbrook School and is part of the panel undertaking the Higher Education Review.

The Board has greatly benefited from Dr Nugent's significant finance and strategy expertise. As an independent director with a keen interest in corporate governance, if re-elected, she looks forward to continuing to support the Board's role in adding value for shareholders.

The Board unanimously recommends that shareholders vote in favour of Dr Nugent's re-election.

Election of Voting Directors

Under the Company's Constitution only one Voting Director must retire at this meeting. Consistent with the intention of the recent restructure of Macquarie Bank Limited in November 2007 to maintain Macquarie's business model, culture, senior management and business approach, the Board has resolved to adopt the Macquarie Bank Limited Board Voting Director rotation schedule.

Voting Directors, Dr John Niland and Mr Peter Kirby, have agreed to resign effective at the end of the AGM in the event that they are not elected as Voting Directors at this meeting.

Item 4: Election of Dr JR Niland as a Voting Director

Dr John R Niland, having been appointed by the Board of Macquarie Bank Limited (acting at the time as sole shareholder of Macquarie) on 30 August 2007 as a Voting Director, offers himself for election.

Dr John R Niland, AC, BCom, MCom, HonDSc (UNSW), PhD (Illinois), DUniv (SCU), FAICD

Independent Voting Director since August 2007
Voting Director of Macquarie Bank since February 2003
Member of the Board Remuneration Committee
Member of the Board Corporate Governance Committee
Member of the Board Risk Committee
He is 67 years of age

Dr Niland brings a long and distinguished background in the academic sphere to the Board. He is a Professor Emeritus of the University of New South Wales ("UNSW") and was Vice-Chancellor and President of UNSW from 1992 to 2002. Before that he was the Dean of the Faculty of Commerce and Economics.

He is also a member of the University Grants Committee of Hong Kong and Deputy Chairman of the Board of Trustees of Singapore Management University, where he chairs the Finance and Remuneration Committee. He is active in providing consulting advice to government bodies and universities in the region on their globalisation strategies and governance standards.

Dr Niland has spent periods in management roles in the Australian steel industry and as CEO of the State Pollution Control Commission and Executive Chairman of the Environment Protection Authority.

Dr Niland brings significant and wide experience as a non-executive director. He is currently Chairman of the Centennial Park and Moore Park Trust and Chairman of Campus Living Funds Management Limited. In the past, Dr Niland has served on the Prime Minister's Science, Engineering and Innovation Council, the boards of realestate.com.au Limited, St Vincent's Hospital and the Sydney Olympic bid's Building Commission. He is the immediate past President of the National Trust of Australia (NSW).

Dr Niland, if elected, expects to continue to use the breadth of his experience in roles covering globalisation, environmental regulation, human resources and philanthropy as well as his extensive academic experience, to benefit the Board.

The Board unanimously recommends that shareholders vote in favour of Dr Niland's election.

Item 5: Election of Mr PM Kirby as a Voting Director

Mr Peter M Kirby, having been appointed by the Board of Macquarie Bank Limited (acting at the time as sole shareholder of Macquarie) on 30 August 2007 as a Voting Director, offers himself for election.

Mr Peter M Kirby, BEc (Rhodes), BEc (Hons) (Natal), MA (Manch), MBA (Wits)

Independent Voting Director since August 2007
Voting Director of Macquarie Bank since June 2003
Member of the Board Audit and Compliance Committee
Member of the Board Corporate Governance Committee
Member of the Board Risk Committee
He is 60 years of age

The Board has significantly benefited from the depth and breadth of Mr Kirby's considerable business and management expertise gained over 30 years in a variety of roles.

Mr Kirby presided over CSR's transformation into one of the world's top ten building material groups over the five years from 1998 to March 2003, culminating in its successful demerger into two independent listed companies, Rinker Group Limited and CSR.

He was also a member of the Board of the Business Council of Australia from 2001 to 2003 and received the Centenary Medal in 2003.

Prior to joining CSR, Mr Kirby was with the Imperial Chemical Industries PLC group ("ICI") for 25 years in a variety of senior management positions around the world, including Chairman/CEO of ICI Paints, responsible for the group's coatings businesses worldwide, and a member of the Executive Board of ICI PLC, with responsibility for ICI Americas and the western hemisphere.

Mr Kirby is also a Director of Orica Limited and the Beacon Foundation and is a former Chairman of Medibank Private Limited.

If elected, Mr Kirby looks forward to continuing to make significant contributions to the Board based on his extensive operating experience.

The Board unanimously recommends that shareholders vote in favour of Mr Kirby's election.

Item 6: Approval of Executive Voting Director's Participation in the Employee Share Option Plan

Requirement for Approval

ASX Listing Rule 10.14 provides that a listed company may only permit a director of the company to acquire shares or rights to shares under an employee incentive scheme where that director's participation has been approved by an ordinary resolution of shareholders. This rule applies to Voting Directors of Macquarie.

The approval of shareholders is sought to permit Nicholas Moore to participate this year, with other executives, in the Macquarie Group Employee Share Option Plan ("Plan") up to the maximum acquisition amounts specified in the resolutions.

Following shareholder approval at Macquarie Bank Limited's 2007 AGM, the following options over Macquarie Bank Limited shares were issued to Voting Directors or their controlled companies on 15 August 2007 with an exercise price of $A71.41:

- Allan Moss – 159,400 options; and
- Laurie Cox – 9,000 options.

Pursuant to the corporate restructure of the Macquarie Group, these options were cancelled on 13 November 2007, and replaced on a one-for-one basis by new options issued by Macquarie with the same vesting period, exercise price and option period.

Approval Limits

The maximum number of ordinary shares and options to acquire ordinary shares for which approval is sought assumes that all of the options offered to the Executive Voting Directors are granted and subsequently exercised.

Terms of Issue

The proposed options will be granted pursuant to the rules governing the Plan ("Rules") and, other than as described in these Explanatory Notes, will have essentially the same terms as options issued to Macquarie Bank Limited's Executive Voting Directors under the predecessor, Macquarie Bank Employee Share Option Plan, in recent years.

The five year options will be granted for no cash consideration and be exercisable at the weighted average price of ordinary shares traded on ASX during the one week up to and including 15 August 2008 (adjusted for special trades and any cum-dividend trading).

The options will vest as to one third of the allocation on each of 1 July 2010, 1 July 2011 and 1 July 2012. Each option cannot be exercised before vesting and will generally lapse unexercised if the relevant Executive Voting Director leaves Macquarie before the option has vested. The Board has the authority to accelerate the vesting of options. The Board would consider exercising that discretion in the event of the bona fide retirement of an Executive Voting Director who has completed at least five years of service with Macquarie and who retires in good standing.

Once vested, options may only be exercised if Macquarie's average annual return on ordinary equity for the three previous financial years has been above the 65th percentile of the corresponding figures for all companies in the then S&P/ASX 100 Index, with the condition to be examined at the time of vesting only. If the condition is not met at the time of vesting, those options which have just vested will no longer be exercisable.

For the purpose of measuring Macquarie's three year average annual return on ordinary equity, the calculation will be based on the return on ordinary equity of Macquarie Bank Limited for financial years ending before 13 November 2007 and the return on ordinary equity of Macquarie Group Limited for financial years ending after 13 November 2007.

Background

Further information about Macquarie's remuneration policy for Executive Voting Directors, including details concerning the use of options, is set out in the Remuneration Report in the 2008 Annual Report (pages 56 to 110). No significant changes to the remuneration arrangements of the Executive Voting Directors are proposed for 2008/09, except as set out in the Remuneration Report.

Included on pages 82 to 83 of the 2008 Annual Report is a description of the basis of the return on ordinary equity performance hurdle noted above and some data on how Macquarie's return on ordinary equity compares with the relevant index and its international investment banking competitors. This information demonstrates that it is a challenging hurdle.

The Board Remuneration Committee commissioned an independent review of remuneration in 2008 by a US office of remuneration consultants, Towers Perrin. The review considered the overall approach to remuneration, the extent of alignment with shareholder interests and a comparison of individual remuneration for senior executives where relevant competitor information was available.

General findings of the report are included in the Remuneration Report on page 87 of the 2008 Annual Report.

Towers Perrin's specific conclusions on Macquarie's use of options included:

- it is common for Macquarie's investment banking competitors to use equity-based compensation as an important part of their total remuneration programs in order to align management interests with those of shareholders;

- Macquarie's option program differs from historical US practice but is consistent with the emerging trend among US investment banking peers in that, in addition to the time-based vesting requirements, a performance hurdle (return on ordinary equity for Macquarie) must be met before any option granted to an Executive Voting Director can be exercised, whereas most historical US option grants vest based on service;
- return on ordinary equity is an appropriate measure to use for option vesting;
- the use of the S&P/ASX 100 index as the reference group for the performance hurdle is appropriate recognising a variety of factors, including that:
  - Macquarie is an Australian company with a majority of Australian investors and, consistent with investor feedback, its performance should be judged against other major listed Australian companies;
  - Macquarie's market capitalisation is such that the S&P/ASX 100 index is more appropriate than a broader index, for example the S&P/ASX 300 index;
  - the S&P/ASX 100 index is maintained by an independent third party; and
  - the use of global investment banks as an alternative would produce a very small sample against which Macquarie's performance would be judged, and the determination of such a sample may be considered subjective; and
- Macquarie's share utilisation is at the lower end of the range of its US investment banking competitors.

In summary, Towers Perrin's US office concluded that Macquarie's use of options provides another incentive for management to focus on both a critical input to value creation (return on ordinary equity) and the output of share price appreciation on which the actual value of an option depends.

As a result of the review, the Non-Executive Voting Directors of the Board are satisfied that for top management, compensation is appropriate and is structured in a way that is aligned with shareholders' interests. In particular, options are considered effective as they perform a number of critical functions: as a reward for past performance, as a long-term incentive, and, in combination with profit share arrangements, as a retention mechanism.

The Non-Executive Voting Directors believe that Macquarie's remuneration policies and practices, including the use of options, have been successful in meeting its remuneration objectives and delivering long-term value to shareholders. This is borne out by Macquarie's very strong and sustained profit history and superior long-term shareholder returns, as discussed in the Remuneration Report.

The majority of option allocations are made in broadly the same manner as the annual allocation of profit share. This allows Macquarie to match reward with performance and, due to the vesting over time of employee options, provide further incentives for executives to stay with Macquarie and improve Macquarie's performance, which will drive share price appreciation.

This year, it is proposed to grant Nicholas Moore 243,900 options under the Plan, broadly consistent with the approach described above.

The fair value of each option on grant will not be known precisely until they have been granted. However, as an indication for shareholders, the fair value has been estimated at $A12.27 per option using a trinomial option pricing framework adjusted to take account of option trading period restrictions and the vesting timeframes. The following key assumptions were adopted in estimating the value of the proposed options:

- 7.50 per cent per annum risk free interest rate;
- four year expected average life of options;
- 24 per cent volatility of share price;
- dividend yield of 3.47 per cent per annum; and
- the market price of the ordinary shares and the exercise price of the proposed options for the purpose of this calculation were assumed to be $A54.50, the closing market price on 31 May 2008.

Each option is exercisable into one ordinary share of Macquarie. As at 31 May 2008, the number of ordinary shares on issue was 274,753,168. Assuming that each of the options that are proposed to be granted to Mr Moore is exercised, the extent to which existing shareholders' interests will be diluted by the exercise of these options is less than 0.1 per cent.

A summary of ASX trading in ordinary shares over the last year is shown in the following table:

Summary of Trading in Macquarie Bank Limited/ Macquarie Group Limited* ordinary shares on ASX from June 2007 to May 2008

Month	Monthly Share Price ($A)			Monthly Volume (millions)
	High	Low	Close	
2007				
June	92.70	84.40	85.00	35.30
July	92.88	78.85	82.50	47.54
August	80.79	61.90	73.30	111.42
September	84.94	69.10	84.40	52.44
October	88.73	79.03	84.05	40.90
November	85.50	74.51	80.30	52.77
December	82.85	72.50	76.20	39.82
2008				
January	77.31	58.20	65.00	60.27
February	71.10	52.70	53.61	65.78
March	55.30	42.95	52.82	74.83
April	64.45	51.89	63.42	53.24
May	67.20	53.80	54.50	51.46

* Trading in Macquarie Bank Limited ordinary shares up to and including 2 November 2007 and trading in Macquarie Group Limited ordinary shares from 5 November 2007 onwards.

The Executive Voting Directors currently eligible to participate in the Plan are Nicholas Moore and Laurie Cox. Details of the remuneration and existing Macquarie share and option holdings of the Executive Voting Directors are shown on pages 93 to 115 in the Directors' Report and in Note 37 – Key Management Personnel disclosure in the 2008 Annual Report.

As at 31 May 2008, the following options were held under the Plan by Nicholas Moore (or his controlled companies): 532,734 options.

Noting the interests of the Executive Voting Directors, the proposed option grants (being consistent with the grant of options to other senior executives of Macquarie) are unanimously recommended to shareholders by the Non-Executive Voting Directors of the Board and, if approved, will be made as soon as practicable and no later than 31 December 2008.

Item 7: Approval of the issue of Macquarie Convertible Preference Securities

On 28 May 2008, Macquarie Capital Loans Management Limited (ABN 18 077 595 012) ("Issuer") as the responsible entity of the Macquarie CPS Trust ("Trust"), lodged a product disclosure statement with the Australian Securities & Investments Commission for the offer of up to 6,000,000 Macquarie Convertible Preference Securities ("CPS") at an issue price of $A100 per CPS. It is expected trading of CPS will commence on or about 8 July 2008. CPS are preference units in the Trust which are mandatorily convertible in certain circumstances into Macquarie ordinary shares, or a new class of Macquarie Preference Shares. The new class of Macquarie Preference Shares is also convertible into Macquarie ordinary shares in certain circumstances.

Reason for seeking approval

The conversion feature of the CPS means that CPS are "convertible securities" of Macquarie for the purposes of the ASX Listing Rules. Under Listing Rule 7.1, Macquarie is not permitted to issue more than 15 per cent of its issued capital in any 12 month period ("placement capacity") unless the issue is approved by Macquarie shareholders or an exemption applies to the issue. ASX has confirmed that for the purposes of Listing Rule 7.1.4(c) the maximum number of ordinary shares into which the CPS may be converted will be calculated at the market price of the ordinary shares at the time of issuing the CPS. If at the time of issuing the CPS, the Macquarie share price is $A55.90, each CPS would be treated as the equivalent of 1.8 ordinary shares for the purpose of determining the amount of Macquarie's placement capacity used by the CPS issue.

Macquarie has determined that it is able to issue all of the CPS within the 15 per cent limit of its placement capacity and accordingly no shareholder approval is required in respect of the issue of the CPS. However, at current market prices, the issue will reduce Macquarie's future placement capacity by approximately four per cent unless shareholders approve the CPS issue. If shareholders approve the CPS issue, it will not be caluclated as part of the 15 per cent limit of Macquarie's placement capacity referred to above, and Macquarie will have greater flexibility to make future placements of Macquarie shares and to raise funds for any future needs.

At the time of preparation of this notice of meeting, the offer of CPS is open to the public to subscribe. It is expected that the Issuer will issue the CPS on 8 July 2008. However it is possible that the offer may be extended. Accordingly it is not known at this time whether the CPS will have already been issued or remain to be issued at the date of the meeting. In either case, shareholder approval of the issue will have the effect of refreshing the placement capacity as described above.

A summary of the terms and conditions of the CPS are set out in the Appendix to these Explanatory Notes.

Additional information

The following additional information is provided in connection with the CPS:

- The maximum number of CPS which may be issued is 6,000,000.
- The issue price of each CPS is $A100.
- Offers for CPS were made to institutional investors under a bookbuild process undertaken on 29 and 30 May 2008. The Offer remains open to participating brokers, eligible Macquarie shareholders under a priority offer and members of the general public. If there is excess demand, applications from eligible Macquarie shareholders will receive preferential allocations over other applicants who have applied under the general offer
- CPS are expected to be issued on 8 July 2008, however the Issuer may extend the timetable. CPS will not be issued later than three months after the date of the Annual General meeting.
- The purpose of the Offer is to raise funds for general business purposes of the Macquarie Group or to repay debt.

A copy of the product disclosure statement containing the full terms of the CPS can be obtained from the Macquarie website at www.macquarie.com.au.

Definitions

In these Explanatory Notes on Items of Business the terms "Executive Voting Director", "Non-Executive Voting Director" and "Voting Director" have the meaning given in the Constitution. The Voting Directors as at the date of the Notice of Meeting are: David S Clarke, Laurence G Cox, Peter M Kirby, Catherine B Livingstone, H Kevin McCann, Nicholas W Moore, John R Niland, Helen M Nugent and Peter H Warne.

Additional Information on Item 7

Summary of the terms of the CPS

The following is a summary only of the terms and conditions of the CPS ("CPS Terms"). The CPS Terms are set out in full in Appendix A of the CPS Product Disclosure Statement issued by the Issuer and lodged with ASIC on 28 May 2008. Defined terms used in this Summary have the meaning given to them in the CPS Terms.

Distributions

Distributions on CPS are preferred, non-cumulative and based on a fixed rate until 30 June 2013 and on a floating rate thereafter.

Distributions are scheduled to be paid on 30 June and 31 December in each year until, and including, 30 June 2013, and on 31 March, 30 June, 30 September and 31 December in each year thereafter but subject in all cases to certain Payment Tests (set out below).

The fixed Distribution Rate for the period until and including 30 June 2013 will be determined on the date of first issue of the CPS (expected to be 8 July 2008) as the sum of the prevailing Market Rate (being the Australian dollar 5-year swap rate on the Issue Date) plus the Margin (determined through the bookbuild for the CPS).

Distributions are discretionary and may not always be paid. In addition, for a Distribution to be paid, certain Payment Tests must be satisfied, including that, unless the Australian Prudential Regulation Authority ("APRA") otherwise agrees:

(i) the amount of the Distribution does not exceed an amount of profits from which Distributions can be paid; and

(ii) the Distribution will not result in Macquarie not complying with APRA's capital adequacy guidelines then applicable to Macquarie.

Macquarie Distribution Stopper

Subject to certain exceptions described in the CPS Terms, Macquarie has undertaken for the benefit of CPS holders that, if for any Distribution Period, Distributions are not paid in full by the Issuer within five business days of the relevant Distribution Payment Date, Macquarie will not pay dividends on Macquarie Ordinary Shares ("Ordinary Shares") and certain other securities. This distribution restriction will continue to apply until all Distributions scheduled to be paid in respect of the CPS during the preceding 12 months have been paid in full by the Issuer in accordance with the CPS Terms (by optional Distribution or otherwise) or all CPS have been Converted, Redeemed or Exchanged into Macquarie Preference Shares.

Mandatory Conversion into Ordinary Shares

CPS may convert into a variable number of Ordinary Shares on a Mandatory Conversion Date. The Mandatory Conversion Date will be 30 June 2013, provided certain conditions (described below) are satisfied or, if the conditions are not then satisfied, the next Distribution Payment Date on which they are satisfied.

On a Mandatory Conversion Date there are a number of possible outcomes for CPS holders:

(i) the Issuer may arrange for one or more third-party purchasers to acquire all (but not some) CPS on issue for $A100 each (called "Resale");

(ii) if Resale does not occur, CPS will convert into a variable number of Ordinary Shares provided that the conversion conditions are satisfied (called "Conversion");

(iii) if Resale or Conversion have not occurred, the Issuer may, with the prior written approval of APRA, Redeem CPS for $A100 each, or

(iv) if none of the above apply, the CPS will remain on issue.

The conditions to Conversion that must be satisfied are:

(i) the VWAP at which Ordinary Shares trade on ASX on the 25th business day on which the trading in Ordinary Shares took place immediately preceding, but not including, the possible Mandatory Conversion Date is greater than 55.55 per cent of the Issue Date VWAP;

(ii) the VWAP of Ordinary Shares over the 20 business days on which trading in Ordinary Shares took place immediately preceding, but not including, the possible Mandatory Conversion Date is greater than 50.51 per cent of the Issue Date VWAP; and

(iii) the Ordinary Shares are listed or admitted to trading on ASX and trading of Ordinary Shares on ASX must not have been suspended for a period of longer than five consecutive business days prior to that relevant date and including that date.

The number of Ordinary Shares that a CPS will be convertible into ("Conversion Number") on a Conversion date will be calculated using the following formula:

Conversion Number =
Issue Price ÷ 99% of VWAP

Provided that the maximum number of Ordinary Shares that a CPS will be convertible into will be the Maximum Conversion Number and will be calculated using the following formula:

Maximum Conversion Number =
$A100 ÷ (Issue Date VWAP x 50%)

Exchange

The Issuer may elect to Exchange (Convert, Redeem, Resell or Exchange into Macquarie Preference Shares) all (but not some) of the CPS at certain times before a Mandatory Conversion Date if:

(i) the Issuer is to be removed as the responsible entity of the Trust and the replacement responsible entity is not a member of the Macquarie Group or a person approved by Macquarie;

(ii) a meeting is called to consider a resolution directing the Issuer to wind up the Trust;

(iii) Macquarie receives professional advice that there is a more than insubstantial risk that (A) there is a requirement to gross-up Distributions, interest payment or distribution on CPS or any "Eligible Asset" (broadly, interests in any member of the Group held by the Trust), (B) a payment in connection with the CPS or any Eligible Asset would be a frankable distribution for Australian income tax purposes, (C) income of Macquarie CPS LLC or the Issuer would be subject to United States federal income tax or Australian income tax, (D) one or more members of the Macquarie Group would be exposed to more than a *de minimis* amount of other taxes, assessments or other governmental charges in connection with the CPS or any Eligible Asset, or (E) taxes, duties or government charges would be imposed on the Issuer in connection with the CPS; or

(iv) Macquarie receives advice from legal counsel that, as a result of a change of law or regulation on or after the Issue Date, additional requirements would be imposed on Macquarie which the Directors determine to be unacceptable or the Directors determine that Macquarie is not, or will not be, entitled to treat all CPS as Eligible Capital to support the Macquarie Group Limited capital requirements.

On Exchange the Issuer can choose:

(i) subject to APRA giving its prior written approval, to (A) subject to certain conditions, convert each CPS into a variable number of Ordinary Shares equal to the Conversion Number, or (B) redeem CPS for A$100 each;

(ii) arrange that all CPS on issue be Resold; or

(iii) exchange CPS for Macquarie Preference Shares.

Holders have no right to request Exchange.

In addition, CPS must, subject to APRA's prior written approval, be Redeemed or Converted if, subject to certain exceptions, an Acquisition Event in relation to Macquarie occurs.

Preference Share Exchange

CPS will be exchanged for Macquarie Preference Shares when one of the following events occurs:

(i) the Issuer or Holders of 10 per cent of the CPS by value gives notice to Macquarie in respect of certain breaches of undertakings given by Macquarie;

(ii) an order has been made or a resolution passed for the winding up of Macquarie or Macquarie CPS LLC or the Trust is wound up (subject in each case to certain exceptions);

(iii) APRA takes certain action with respect to the required capital holdings of Macquarie or proceedings are commenced for the winding up of Macquarie (subject to certain exceptions);

(iv) the consolidated retained earnings of the Macquarie Group have become negative; or

(v) the Issuer has otherwise chosen to Exchange CPS for Macquarie Preference Shares pursuant to the CPS Terms.

Winding-up

If the Trust is wound up, Holders' claims rank for payment behind all creditors of the Trust. A Holder's only claim in a winding up of the Trust will be for an amount equal to the Issue Price ($A100).

No Voting rights in Macquarie

Holders of CPS do not have any voting rights in Macquarie.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	14,042
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	12,313 @ $28.74 666 @ $34.60 1,063 @ $77.40
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	12,979 Shares were issued on exercise of employee options 1,063 Shares were issued on retraction of exchangeable securities.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14,042 on 19/06/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	274,980,910	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38,908,621	Options over Ordinary Shares at various exercise prices
		1,558,388	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,558,388 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19 June 2008
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,168
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	5,168 @ $28.74
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	5,168 Shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5,168 on 18/06/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	274,966,868	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38,921,600	Options over Ordinary Shares at various exercise prices
		1,559,451	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,559,451 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18 June 2008
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited & Macquarie Bank Limited	
ABN	94 122 169 279	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David S Clarke AO
Date of last notice	12 November 2007 re Zero Cost Collar transactions with MBL over Macquarie Group Limited ("MQG") shares.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Karii Pty Limited is a company in which David Clarke has a relevant interest.
Date of change	
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Detail of contract	The maturity date of the following existing Zero Cost Collar transactions has been extended to 1 August 2008, and the nominated level increased: • David Clarke entered into a Zero Cost Collar transaction with MBL in respect of 107,083 fully paid ordinary MQG shares, which had the effect of acquiring cash-settled put options against movements in the MQG share price below the then current share price and disposing of the benefit of any share price movements above a nominated level over the period from 20 May 2003 to 12 June 2008, in respect of those shares; • David Clarke entered into a Zero Cost Collar transaction with MBL in respect off 153,296 fully paid ordinary MQG shares, which had the effect of acquiring cash-settled put options against movements in the MQG share price below the then current share price and disposing of the benefit of any share price movements above a nominated level over the period from 16 May 2003 to 12 June 2008, in respect of those shares; and • Karii Pty Limited entered into a Zero Cost Collar transaction with MBL in respect off 100,784 fully paid ordinary MQG shares, which had the effect of acquiring cash-settled put options against movements in the MQG share price below the then current share price and disposing of the benefit of any share price movements above a nominated level over the period from 16 May 2003 to 12 June 2008, in respect of those shares. The following existing Zero Cost Collar transactions remained unchanged: • David Clarke entered into a Zero Cost Collar transaction with MBL in respect of 25,196 fully paid ordinary MQG shares, which had the effect of acquiring cash-settled put options against movements in the MQG share price below the then current share price, and disposing of the benefit of any share price movements above a nominated level over the period from 19 August 2004 to 18 August 2009, in respect of those shares and • Karii Pty Limited entered into a Zero Cost Collar transaction with Macquarie Bank Limited ("MBL") in respect of 213,517 fully paid ordinary MQG shares, which had the effect of acquiring cash-settled put options against movements in the MQG share price below the then current share price over the period from 15 June 2005 for the period to 14 June 2010 in respect of those shares.
Nature of interest	Direct and Indirect
Name of registered holder (if issued securities)	N/a

G:\CAG\COS_CoSec & IR WorkSite structure\ASX_Market Releases WS\3X_3Y_3Z TAB\DavidClarke\dsc18062008.doc

+ See chapter 19 for defined terms.

Date of change	12 June 2008
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	As consideration for extending the maturity date on the 3 collars previously due to mature on 12 June 2008: • David Clarke received a total of $108,897.05 for extending the maturity dates of two collars; and • Karii Pty Limited received $41,321.44 for extending the maturity date of one collar.
Interest after change	N/a

Dated: 18 June 2008

END